December 18, 2024

Vadim Mats
Chief Executive Officer
Gaxos.ai Inc.
101 Eisenhower Pkwy, Suite 300
Roseland, NJ 07068

       Re: Gaxos.ai Inc.
           Registration Statement on Form S-3
           Filed December 12, 2024
           File No. 333-283758
Dear Vadim Mats:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Edwin Kim at 202-551-3297 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Richard Friedman, Esq.